Kodiak Oil & Gas Corp.

1625 Broadway, Suite 330

Denver, Colorado 80202

December 18, 2006

Division of Corporate Finance

Securities and Exchange Commission

100 F Street N.E.

Washington, D.C. 20549

Re:	Kodiak Oil & Gas Corp. (0001322866)
Improper Filing of Form F-1 on 12/15/2006
Acc-no: 0001193125-06-253791
(File No. 333-139366)

Dear Sir or Madam:

On Friday, December 15, 2006, Kodiak Oil & Gas Corp. (the “Company”) filed a Registration Statement on Form F-1 (File No. 333-139366) pursuant to Rule 462(b) of the Securities Act of 1933, in order to register additional common shares. However, the Company subsequently determined that the original Registration Statement on Form F-1 (File No. 333-138932) had not yet been declared effective, and the Company was not eligible to file a registration statement pursuant to Rule 462(b). The Company confirms that no shares covered by the Registration Statement on Form F-1 (File No. 333-139366) were issued or sold. Accordingly, pursuant to Rule 477 under the Securities Act of 1933, the Company respectfully requests that you withdraw from the EDGAR system the Company’s Registration Statement on Form F-1, together with all exhibits thereto, filed with the Securities and Exchange Commission on Friday, December 15, 2006 (Acc-no: 0001193125-06-253791, File No. 333-139366).

Thank you for your attention to this matter.

Sincerely,

Kodiak Oil & Gas Corp.

/s/ Lynn A. Peterson
Lynn A. Peterson
President and Chief Executive Officer